

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Jonathan Bishop
Chief Executive Officer
Nutranomics, Inc.
605 Portland Ave., Suite 154
Gladstone, Oregon 97027

      Re: Nutranomics, Inc.
          Offering Statement on Form 1-A
          Post-Qualification Amendment No. 1
          Filed September 28, 2021
          File No. 024-11594

Dear Mr. Bishop:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing

cc: Jeff Turner